UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number 001-40889

TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
7 St. Thomas Street, Suite 801
Toronto, Ontario, Canada M5S 2B7
(416) 925-7228
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-260043).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description
99.1	Management Information Circular
99.2	Form of Proxy
99.3	Notice of Annual and Special Meeting of Shareholders
99.4	Notice and Access Notification to Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tricon Residential Inc.

Date: May 19, 2022	By:	/s/ David Veneziano
		Name:	David Veneziano
		Title:	Chief Legal Officer and Corporate Secretary